Exhibit 99.1

ELBIT IMAGING'S SUBSIDIARY, ELBIT MEDICAL TECHNOLOGIES, COMPLETES
PUBLIC OFFERING OF CONVERTIBLE NOTES IN ISRAEL

Tel Aviv, Israel, February 19, 2018, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) ("Elbit" or the "Company") announced today, further to its press release dated February 14, 2018, that Elbit Medical Technologies Ltd. ("Elbit Medical") has completed a public offering of notes convertible into ordinary shares of Elbit Medical and secured by a pledge on a portion of Elbit Medical's holdings in INSIGHTEC Ltd. and Gamida Cell Ltd. (the "Notes").

The main terms of the Notes are:

(1)	Total amount raised: NIS 180 million.
(2)	Maturity Date: March 1, 2022.
(3)	Interest: Annual interest of 5% in the first two years and 10% in the remaining period, payable twice a year - in March and September.

(4)	Conversion: Each NIS1.47 par value in Notes are convertible into one Elbit Medical ordinary share.
(5)	Certain Covenants: The trust agreement of the Notes includes certain limitations including on the ability of Elbit Medical to distribute dividends and raise additional debt.
(6)	Collateral: The Notes are secured by a pledge on a portion of Elbit Medical's holdings in INSIGHTEC Ltd. and Gamida Cell Ltd in a "value to loan" ratio of 200%.
(7)	Use of Proceeds: (a) payment of all expenses in connection with the issuance of the Notes (approximately NIS6 (approx. US$ 1.7 million)); (b) NIS18 million (approx. US$ 5 million) to be deposited with the trustee and used for interest payments due on the Notes for the first two years; (c) NIS4 million (approx. US$ 1 million) for ongoing operational expenses; and (d) the remaining proceeds will be used to repay Elbit Medical's intercompany debt to the Company (approximately NIS 152 million (approx. US$ 43 million)).

The Notes will not be registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States absent registration or an applicable exemption from registration requirements of the U.S. Securities Act of 1933. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

About Elbit Imaging Ltd.

The Company holds approximately 89.16% of Elbit Medical Ltd.'s outstanding share capital (88.68% on a fully diluted basis).

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Development of shopping and entertainment centers in emerging markets; (ii) Medical industries and devices for: (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; and (iii) land in India designated for sale to residential projects.

For Further Information:

Company Contact
Ron Hadassi
CEO & Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com